James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 497 1128

January 24, 2013

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Rufus Decker, Accounting Branch Chief

Re:	James Hardie Industries plc

Form 20-F for the Year Ended March 31, 2012

Filed July 2, 2012

Form 6-K

Filed November 16, 2012

File No. 1-15240

Dear Mr. Decker,

James Hardie Industries plc (the “Company”) acknowledges receipt of the letter dated January 9, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 20-F for the fiscal year ended March 31, 2012 filed with the Commission on July 2, 2012, and the Form 6-K furnished to the Commission on November 16, 2012.

In accordance with a telephone exchange that occurred on January 23, 2013 with Ernest Greene of the Staff and our outside legal counsel regarding an extension of the date to formally respond to the Comment Letter, the Company hereby notifies the Staff that it intends to formally respond to the Comment Letter on or before February 25, 2013.

Courtesy copies of this letter are being delivered to Ernest Greene and Nudrat Salik.

Very truly yours,

/s/ Russell Chenu

Russell Chenu

Chief Financial Officer

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van deer Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719